February 20, 2025

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed February 14, 2025
           File No. 333-281900
Dear Albert Wong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 4 to the Registration Statement on Form F-1
Exhibits

1.     We note Yu-yun Tristan Kuo, Chun Pong (Colman) Chiu, and Shiu Wing
Joseph
       Chow have been appointed as independent directors of the Board of Directors and will serve as directors following effectiveness of this registration statement. Please file the consents required by Rule 438 of the Securities Act.
 February 20, 2025
Page 2

       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Jeffrey Li